UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-27866

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: March 31, 2013

☐        Transition Report on Form 10-K

☐        Transition Report on Form 20-F

☐        Transition Report on Form 11-K

☐        Transition Report on Form 10-Q

☐        Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I — REGISTRANT INFORMATION

PowerVerde, Inc.

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Full Name of Registrant

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Former Name if Applicable

420 South Dixie Highway, Suite 4B

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Address of Principal Executive Office (Street and Number)

Coral Gables, Florida 33146

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PowerVerde, Inc. (the “Company”) is filing this report for a 5-day extension for filing its Quarterly Report on Form 10-Q for the period ended March 31, 2013. The Company was unable to file its Form 10-Q within the prescribed time period due to requiring additional time to prepare and review its financial statements, including the notes thereto, for the quarter ended March 31, 2013. Such delay could not be eliminated by the Company without unreasonable effort and expense. The Company intends to file its Form 10-Q on or before the extended deadline of May 20, 2013.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard H. Davis	(305)	666-0024

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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PowerVerde, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2013	BY:	/s/ Richard H. Davis
Richard H. Davis
Chief Executive Officer